Q4 FY2024 & FY2024
ENDAVA ANNOUNCES FOURTH QUARTER FISCAL YEAR 2024 & FISCAL YEAR 2024 RESULTS

Q4 FY2024
2.4% Year on Year Revenue Increase to £194.4 million
3.5% Revenue Increase at Constant Currency
Diluted EPS £(0.03) compared to £0.40 in the prior comparative period
Adjusted Diluted EPS £0.22 compared to £0.57 in the prior comparative period

FY2024
6.8% Year on Year Revenue Decrease to £740.8 million
4.5% Revenue Decrease at Constant Currency
Diluted EPS £0.29 compared to £1.62 in the prior year
Adjusted Diluted EPS £1.12 compared to £2.28 in the prior year

London, U.K. – Endava plc (NYSE: DAVA) ("Endava" or the "Company"), a leading technology services company combining world-class engineering, industry expertise and a people-centric mindset, today announced results for the three months ended June 30, 2024, the fourth quarter of its 2024 fiscal year ("Q4 FY2024"), and for the fiscal year ended June 30, 2024 ("FY2024").

"Looking back, the past fiscal year has been challenging for Endava with our revenue declining by 4.5% in constant currency as a result of significant headwinds across the business, in particular due to our exposure to the UK market and Payments industry vertical. Today, our industry and geographical concentration are more diversified and we have broadened our delivery footprint, evolving into a truly global delivery organization. We are increasing our investment in the people and skills required to support the next wave of digital transformation, which we believe will help us gradually return to stronger levels of profitability,” said John Cotterell, Endava's CEO.

FOURTH QUARTER FISCAL YEAR 2024 FINANCIAL HIGHLIGHTS:
•Revenue for Q4 FY2024 was £194.4 million, an increase of 2.4% compared to £189.8 million in the same period in the prior year.
•Revenue increase at constant currency (a non-IFRS measure)* was 3.5% for Q4 FY2024.
•(Loss)/Profit before tax for Q4 FY2024 was £(0.4) million, compared to £24.9 million in the same period in the prior year.

Q4 FY2024 & FY2024
•Adjusted profit before tax (a non-IFRS measure)* for Q4 FY2024 was £14.9 million, or 7.7% of revenue, compared to £38.3 million, or 20.2% of revenue, in the same period in the prior year.
•Loss for the period was £(1.9) million, resulting in a diluted (loss)/earnings per share ("EPS") of £(0.03), compared to profit of £23.1 million and diluted EPS of £0.40 in the same period in the prior year.
•Adjusted profit for the period (a non-IFRS measure)* was £12.9 million, resulting in adjusted diluted EPS (a non-IFRS measure)* of £0.22, compared to adjusted profit for the period of £32.9 million and adjusted diluted EPS of £0.57 in the same period in the prior year.

FULL YEAR 2024 FINANCIAL HIGHLIGHTS:
•Revenue for FY2024 was £740.8 million, a decrease of 6.8% compared to £794.7 million in the prior year.
•Revenue decrease at constant currency (a non-IFRS measure)* was 4.5% for FY2024.
•Profit before tax for FY2024 was £27.0 million, compared to profit before tax of £114.2 million in the prior year.
•Adjusted profit before tax (a non-IFRS measure)* for FY2024 was £83.0 million, or 11.2% of revenue, compared to £164.2 million, or 20.7% of revenue in the prior year.
•Profit for the year was £17.1 million, resulting in a diluted EPS of £0.29, compared to £94.2 million and diluted EPS of £1.62 in the prior year.
•Adjusted profit for the year (a non-IFRS measure)* was £66.0 million, resulting in adjusted diluted EPS (a non-IFRS measure)* of £1.12, compared to adjusted profit for the year of £132.4 million and adjusted diluted EPS of £2.28 in the prior year.

CASH FLOW:
•Net cash used in operating activities was £(0.2) million in Q4 FY2024, compared to net cash from operating activities of £33.3 million in the same period in the prior year and £54.4 million in FY2024, compared to £124.5 million in the prior year.
•Adjusted free cash flow (a non-IFRS measure)* was £6.6 million in Q4 FY2024, compared to £31.5 million in the same period in the prior year and £58.4 million in FY2024, compared to £111.5 million in the prior year.

Q4 FY2024 & FY2024
•At June 30, 2024, Endava had cash and cash equivalents of £62.4 million, compared to £164.7 million at June 30, 2023. In April 2024, Endava used £129.0 million of cash and drew £153.8 million from its revolving credit facility for the acquisition of GalaxE.
* Definitions of the non-IFRS measures used by the Company and a reconciliation of such measures to the related IFRS financial measure can be found under the sections below titled “Non-IFRS Financial Information” and “Reconciliation of IFRS Financial Measures to Non-IFRS Financial Measures.”

OTHER METRICS FOR THE QUARTER ENDED JUNE 30, 2024:
•Headcount totaled 12,085 at June 30, 2024, with an average of 11,007 operational employees in Q4 FY2024, compared to a headcount of 12,063 at June 30, 2023 and an average of 10,605 operational employees in the same period in the prior year.
•Number of clients with over £1 million in revenue on a rolling twelve-month basis was 146 at June 30, 2024, unchanged from June 30, 2023.
•Top 10 clients accounted for 34% of revenue in Q4 FY2024, compared to 35% in the same period in the prior year.
•By geographic region, 38% of revenue was generated in North America, 25% was generated in Europe, 30% was generated in the United Kingdom and 7% was generated in the rest of the world in Q4 FY2024. This compares to 30% in North America, 24% in Europe, 38% in the United Kingdom and 8% in the Rest of the World in the same period in the prior year.
•By industry vertical, 19% of revenue was generated from Payments, 17% from BCM, 9% from Insurance, 21% from TMT, 9% from Mobility, and 25% from Other in Q4 FY2024. This compares to 28% from Payments, 16% from BCM, 8% from Insurance, 22% from TMT, 10% from Mobility, and 16% from Other in the same period in the prior year.

OTHER METRICS FOR THE FISCAL YEAR ENDED JUNE 30, 2024:
•Top 10 clients accounted for 32% of revenue in FY2024, compared to 33% in the prior year.
•By geographic region, 33% of revenue was generated in North America, 26% was generated in Europe, 33% was generated in the United Kingdom and 8% was generated in the rest of the world in FY2024. This compares to 32% in North America, 23% in Europe, 39% in the United Kingdom and 6% in the Rest of the World in the prior year.

Q4 FY2024 & FY2024
•By industry vertical, 24% of revenue was generated from Payments, 15% from Banking and Capital Markets (BCM), 8% from Insurance, 23% from Technology, Media and Telecommunications (TMT), 10% from Mobility, and 20% from Other in FY2024. This compares to 29% from Payments, 16% from BCM, 7% from Insurance, 22% from TMT, 10% from Mobility, and 16% from Other in the prior year.

OUTLOOK:
First Quarter Fiscal Year 2025:
Endava expects revenue will be in the range of £194.0 million to £195.0 million, representing a constant currency revenue increase of between 4.5% and 5.0% on a year over year basis. Endava expects adjusted diluted EPS to be in the range of £0.21 to £0.22 per share.
Full Fiscal Year 2025:
Endava expects revenue will be in the range of £800.0 million to £810.0 million, representing a constant currency revenue increase of between 10.0% and 11.5% on a year over year basis. Endava expects adjusted diluted EPS to be in the range of £1.12 to £1.17 per share.
This above guidance for the first quarter and full fiscal year 2025 assumes the exchange rates on August 31, 2024 (when the exchange rate was 1 British Pound to 1.31 US Dollar and 1.19 Euro).
Endava is not able, at this time, to reconcile its expectations for the first quarter and full fiscal year 2025 for a rate of revenue growth at constant currency or adjusted diluted EPS to their respective most directly comparable IFRS measures as a result of the uncertainty regarding, and the potential variability of, reconciling items such as share-based compensation expense, amortisation of acquired intangible assets, foreign currency exchange (gains)/losses, restructuring costs, fair value movement of contingent consideration and exceptional property charges, as applicable. Accordingly, a reconciliation is not available without unreasonable effort, although it is important to note that these factors could be material to Endava's results computed in accordance with IFRS.
The guidance provided above is forward-looking in nature. Actual results may differ materially. See “Forward-Looking Statements” below.

Q4 FY2024 & FY2024
CONFERENCE CALL DETAILS:
The Company will host a conference call at 8:00 am ET today, September 19, 2024, to review its Q4 FY2024 results & FY2024 results. To participate in Endava’s Q4 FY2024 & FY2024 earnings conference call, please dial in at least five minutes prior to the scheduled start time (844) 481-2736 or (412) 317-0665 for international participants, Conference ID: Endava Call.
Investors may listen to the call on Endava’s Investor Relations website at http://investors.Endava.com. The webcast will be recorded and available for replay until Friday, October 18, 2024.

ABOUT ENDAVA PLC:
We are a leading provider of next-generation technology services, dedicated to enabling our customers to drive real impact and meaningful change. By combining world-class engineering, deep industry expertise and a customer-centric mindset, we consult and partner with our customers to create technological solutions that fuel transformation and empower businesses to succeed in the AI-driven digital shift. From ideation to production, we support our customers with tailor-made solutions at every stage of their digital transformation, regardless of industry, region or scale.
Endava’s clients span payments, insurance, finance and banking, technology, media, telecommunications, healthcare and life sciences, mobility, retail and consumer goods and more. As of June 30, 2024, 12,085 Endavans are helping clients break new ground across locations in Europe, the Americas, Asia Pacific and the Middle East.

Q4 FY2024 & FY2024
NON-IFRS FINANCIAL INFORMATION:
To supplement Endava’s Condensed Consolidated Statements of Comprehensive Income, Condensed Consolidated Balance Sheets and Condensed Consolidated Statements of Cash Flows presented in accordance with IFRS, the Company uses non-IFRS measures of certain components of financial performance in this press release. These measures include revenue (decline)/growth rate at constant currency, adjusted profit before tax, adjusted profit for the period, adjusted diluted EPS and adjusted free cash flow.
Revenue (decline)/growth rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average currency rates in effect for the fiscal quarter ended June 30, 2023 were used to convert revenue for the fiscal quarter ended June 30, 2024 and the revenue for the comparable prior period.
Adjusted profit before tax ("Adjusted PBT") is defined as the Company’s profit before tax adjusted to exclude the impact of share-based compensation expense, amortisation of acquired intangible assets, realised and unrealised foreign currency exchange (gains)/losses, restructuring costs, exceptional property charges, and fair value movement of contingent consideration, all of which are non-cash items except for the restructuring costs, an element of the exceptional property charges, and realised foreign currency exchange (gains)/ losses, net. Our Adjusted PBT margin is our Adjusted PBT as a percentage of our total revenue.
Adjusted profit for the period is defined as Adjusted PBT less the tax charge for the period adjusted for the tax impact of the adjustments to PBT.
Adjusted diluted EPS is defined as Adjusted profit for the period, divided by weighted average number of shares outstanding - diluted.
Adjusted free cash flow is the Company’s net cash from operating activities, plus grants received, less net purchases of non-current assets (tangible and intangible) and less settlement of change of control bonuses paid on acquisition. Adjusted free cash flow is not intended to be a measure of residual cash available for management's discretionary use since it omits significant sources and uses of cash flow, including mandatory debt repayments and changes in working capital.

Q4 FY2024 & FY2024
Management believes these measures help illustrate underlying trends in the Company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the Company's business and evaluating its performance. Management also believes the presentation of its non-IFRS financial measures enhances an investor’s overall understanding of the Company’s historical financial performance. The presentation of the Company’s non-IFRS financial measures is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with IFRS, and its non-IFRS measures may be different from non-IFRS measures used by other companies. Investors should review the reconciliation of the Company’s non-IFRS financial measures to the comparable IFRS financial measures included below, and not rely on any single financial measure to evaluate the Company’s business.

FORWARD-LOOKING STATEMENTS:
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "outlook," “may,” “will,” and other similar terms and phrases. Such forward-looking statements include, but are not limited to, the statements regarding the overall demand environment; Endava's business initiatives; Endava's ability to return to its historical levels of profitability; and management's financial outlook for the first quarter and full fiscal year 2025. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: Endava’s ability to achieve its revenue growth goals in the future, Endava's ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; Endava’s ability to attract and retain highly-skilled IT professionals at cost-effective rates; Endava's ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; Endava's ability to penetrate new industry verticals and geographies and grow its revenue in current industry verticals and geographies; Endava’s ability to maintain favorable pricing and utilization rates to support its gross margin; the effects of increased competition as well as innovations by new and existing competitors in its market; the size of Endava's addressable market and market trends; Endava’s ability to adapt to technological change and industry trends and innovate solutions for its clients; Endava's plans for growth and future operations, including its ability to manage its

Q4 FY2024 & FY2024
growth; Endava's expectations of future operating results or financial performance; Endava's ability to effectively manage its international operations, including Endava's exposure to foreign currency exchange rate fluctuations; Endava's future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes; the impact of unstable market and economic conditions, including as a result of actual or anticipated changes in interest rates, economic inflation and the responses by central banking authorities to control such inflation; and the impact of political instability, natural disaster, events of terrorism and wars, including the military conflict between Ukraine and Russia and related sanctions, as well as other risks and uncertainties discussed in the “Risk Factors” section of Endava's Annual Report on Form 20-F for the year ended June 30, 2024 filed with the SEC on September 19, 2024 and in other filings that Endava makes from time to time with the SEC. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. Endava specifically disclaims any obligation to update the forward-looking statements in this press release except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.

INVESTOR CONTACT:
Endava plc
Laurence Madsen, Head of Investor Relations
Investors@endava.com

Q4 FY2024 & FY2024
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Twelve Months Ended June 30		Three Months Ended June 30
	2024	2023(1)	2024	2023(1)
	£’000	£’000	£’000	£’000
REVENUE	740,756	794,733	194,418	189,791
Cost of sales
Direct cost of sales	(532,860)	(505,679)	(142,996)	(123,968)
Allocated cost of sales	(28,188)	(24,977)	(8,250)	(6,301)
Total cost of sales	(561,048)	(530,656)	(151,246)	(130,269)
GROSS PROFIT	179,708	264,077	43,172	59,522
Selling, general and administrative expenses	(159,568)	(151,232)	(41,925)	(36,809)
OPERATING PROFIT	20,140	112,845	1,247	22,713
Net finance income/(expense)	6,840	1,318	(1,656)	2,223
PROFIT/(LOSS) BEFORE TAX	26,980	114,163	(409)	24,936
Tax on profit/(loss) on ordinary activities	(9,858)	(20,000)	(1,445)	(1,878)
PROFIT/(LOSS) FOR THE PERIOD	17,122	94,163	(1,854)	23,058
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations and net investment hedge impact	(3,041)	(9,999)	(1,980)	(6,998)
TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE COMPANY	14,081	84,164	(3,834)	16,060

EARNINGS PER SHARE (EPS):
Weighted average number of shares outstanding - Basic	58,318,968	57,314,839	58,634,640	57,730,072
Weighted average number of shares outstanding - Diluted	58,749,497	58,082,388	58,819,301	58,092,245
Basic EPS (£)	0.29	1.64	(0.03)	0.40
Diluted EPS (£)	0.29	1.62	(0.03)	0.40

Q4 FY2024 & FY2024
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2024	June 30, 2023(2)
	£’000	£’000
ASSETS - NON-CURRENT
Goodwill	515,724	239,249
Intangible assets	127,797	65,473
Property, plant and equipment	20,638	25,940
Lease right-of-use assets	53,294	65,084
Deferred tax assets	18,323	20,926
Financial assets and other receivables	10,499	5,242
TOTAL	746,275	421,914
ASSETS - CURRENT
Trade and other receivables	193,673	179,550
Corporation tax receivable	11,402	3,842
Financial assets	183	56
Cash and cash equivalents	62,358	164,703
TOTAL	267,616	348,151
TOTAL ASSETS	1,013,891	770,065
LIABILITIES - CURRENT
Lease liabilities	14,450	14,573
Trade and other payables	116,569	91,828
Corporation tax payable	8,556	5,402
Contingent consideration	8,444	7,650
Deferred consideration	5,840	1,267
TOTAL	153,859	120,720
LIABILITIES - NON CURRENT
Borrowings	144,754	—
Lease liabilities	43,557	54,441
Deferred tax liabilities	30,814	14,434
Contingent consideration	—	3,809
Deferred consideration	943	4,837
Other liabilities	509	516
TOTAL	220,577	78,037
EQUITY
Share capital	1,180	1,155
Share premium	21,280	14,625
Merger relief reserve	63,440	42,805
Retained earnings	573,640	522,926
Other reserves	(20,059)	(10,176)
Investment in own shares	(26)	(27)
TOTAL	639,455	571,308
TOTAL LIABILITIES AND EQUITY	1,013,891	770,065

Q4 FY2024 & FY2024
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Months Ended June 30(3)		Three Months Ended June 30(3)
	2024	2023	2024	2023
	£’000	£’000	£’000	£’000
OPERATING ACTIVITIES
Profit/(Loss) for the period	17,122	94,163	(1,854)	23,058
Income tax charge	9,858	20,000	1,445	1,878
Non-cash adjustments	57,768	49,165	14,008	8,949
Tax paid	(14,254)	(22,737)	(6,547)	(6,548)
UK research and development credit received	478	—	478	—
Net changes in working capital	(16,580)	(16,073)	(7,769)	5,990
Net cash from/(used in) operating activities	54,392	124,518	(239)	33,327

INVESTING ACTIVITIES
Purchase of non-current assets (tangibles and intangibles)	(5,486)	(13,674)	(1,790)	(1,870)
Proceeds from disposal of non-current assets	346	187	310	39
Payment for acquisition of subsidiary, net of cash acquired	(236,110)	(79,691)	(216,887)	(43,918)
Other acquisition-related settlements	(55,246)	(21,179)	(48,566)	(21,179)
Interest received	6,171	3,506	572	1,655
Net cash used in investing activities	(290,325)	(110,851)	(266,361)	(65,273)

FINANCING ACTIVITIES
Proceeds from sublease	94	439	(35)	114
Proceeds from borrowings	153,814	—	153,814	—
Repayment of borrowings	(8,056)	—	(8,056)	—
Repayment of lease liabilities	(12,629)	(11,812)	(3,478)	(3,043)
Repayment of lease interest	(2,147)	(1,676)	(505)	(485)
Interest and debt financing costs paid	(3,389)	(4,011)	(1,778)	(479)
Grant received	707	494	(115)	22
Proceeds from exercise of options	6,667	5,568	81	1,170
Net cash generated from/(used in) financing activities	135,061	(10,998)	139,928	(2,701)
Net change in cash and cash equivalents	(100,872)	2,669	(126,672)	(34,647)

Cash and cash equivalents at the beginning of the period	164,703	162,806	190,021	199,200
Exchange differences on cash and cash equivalents	(1,473)	(772)	(991)	150
Cash and cash equivalents at the end of the period	62,358	164,703	62,358	164,703

Q4 FY2024 & FY2024
RECONCILIATION OF IFRS FINANCIAL MEASURES TO NON-IFRS FINANCIAL MEASURES

RECONCILIATION OF REVENUE (DECLINE)/GROWTH RATE AS REPORTED UNDER IFRS TO REVENUE (DECLINE)/GROWTH RATE AT CONSTANT CURRENCY:

	Twelve Months Ended June 30		Three Months Ended June 30
	2024	2023	2024	2023
REVENUE (DECLINE) / GROWTH RATE AS REPORTED UNDER IFRS	(6.8)%	21.4%	2.4%	5.2%
Impact of Foreign exchange rate fluctuations	2.3%	(4.8)%	1.1%	(0.4)%
REVENUE (DECLINE) / GROWTH RATE AT CONSTANT CURRENCY	(4.5)%	16.6%	3.5%	4.8%

RECONCILIATION OF ADJUSTED PROFIT/(LOSS) BEFORE TAX AND ADJUSTED PROFIT FOR THE PERIOD:

	Twelve Months Ended June 30		Three Months Ended June 30
	2024	2023	2024	2023
	£’000	£’000	£’000	£’000

PROFIT/(LOSS) BEFORE TAX	26,980	114,163	(409)	24,936
Adjustments:
Share-based compensation expense	34,678	31,058	4,938	6,923
Amortisation of acquired intangible assets	14,980	12,270	5,050	2,843
Foreign currency exchange losses / (gains) net	2,233	10,729	(631)	699
Restructuring costs	11,645	6,588	4,386	2,905
Exceptional property charges	1,925	—	1,925	—
Fair value movement of contingent consideration	(9,486)	(10,613)	(338)	37
Total adjustments	55,975	50,032	15,330	13,407
ADJUSTED PROFIT BEFORE TAX	82,955	164,195	14,921	38,343

PROFIT/(LOSS) FOR THE PERIOD	17,122	94,163	(1,854)	23,058
Adjustments:
Adjustments to profit before tax	55,975	50,032	15,330	13,407
Tax impact of adjustments	(7,109)	(11,829)	(606)	(3,530)
ADJUSTED PROFIT FOR THE PERIOD	65,988	132,366	12,870	32,935

Q4 FY2024 & FY2024
RECONCILIATION OF ADJUSTED DILUTED EARNINGS/(LOSS) PER SHARE:

	Twelve Months Ended June 30		Three Months Ended June 30
	2024	2023	2024	2023
	£’000	£’000	£’000	£’000

DILUTED EARNINGS/(LOSS) PER SHARE (£)	0.29	1.62	(0.03)	0.40
Adjustments:
Share-based compensation expense	0.59	0.53	0.08	0.12
Amortisation of acquired intangible assets	0.25	0.21	0.09	0.05
Foreign currency exchange losses / (gains) net	0.04	0.18	(0.01)	0.01
Restructuring costs	0.20	0.11	0.07	0.05
Exceptional property charges	0.03	—	0.03	—
Fair value movement of contingent consideration	(0.16)	(0.17)	—	—
Tax impact of adjustments	(0.12)	(0.20)	(0.01)	(0.06)
Total adjustments	0.83	0.66	0.25	0.17
ADJUSTED DILUTED EARNINGS PER SHARE (£)	1.12	2.28	0.22	0.57

RECONCILIATION OF NET CASH FROM/(USED IN) OPERATING ACTIVITIES TO ADJUSTED FREE CASH FLOW

	Twelve Months Ended June 30		Three Months Ended June 30
	2024	2023	2024	2023
	£’000	£’000	£’000	£’000

NET CASH FROM/(USED IN) OPERATING ACTIVITIES	54,392	124,518	(239)	33,327
Adjustments:
Grant received	707	494	(115)	22
Net purchase of non-current assets (tangibles and intangibles)	(5,140)	(13,487)	(1,480)	(1,831)
Settlement of COC bonuses on acquisition (4)	8,442	—	8,442	—
ADJUSTED FREE CASH FLOW	58,401	111,525	6,608	31,518

Q4 FY2024 & FY2024
SUPPLEMENTARY INFORMATION
SHARE-BASED COMPENSATION EXPENSE

	Twelve Months Ended June 30		Three Months Ended June 30
	2024	2023	2024	2023
	£’000	£’000	£’000	£’000

Direct cost of sales	25,902	20,927	4,470	4,931
Selling, general and administrative expenses	8,776	10,131	468	1,992
Total	34,678	31,058	4,938	6,923

DEPRECIATION AND AMORTISATION

	Twelve Months Ended June 30		Three Months Ended June 30
	2024	2023	2024	2023
	£’000	£’000	£’000	£’000

Direct cost of sales	20,532	17,931	5,634	4,689
Selling, general and administrative expenses	18,409	14,996	5,999	3,590
Total	38,941	32,927	11,633	8,279
EMPLOYEES, TOP 10 CUSTOMERS AND REVENUE SPLIT

	Twelve Months Ended June 30		Three Months Ended June 30
	2024	2023	2024	2023

Closing number of total employees (including directors)	12,085	12,063	12,085	12,063
Average operational employees	10,587	10,872	11,007	10,605

Top 10 customers %	32%	33%	34%	35%
Number of clients with > £1m of revenue (rolling 12 months)	146	146	146	146

Geographic split of revenue %
North America	33%	32%	38%	30%
Europe	26%	23%	25%	24%
UK	33%	39%	30%	38%
Rest of World (RoW)	8%	6%	7%	8%
Industry vertical split of revenue %
Payments	24%	29%	19%	28%
Banking and Capital Markets	15%	16%	17%	16%
Insurance	8%	7%	9%	8%
TMT	23%	22%	21%	22%
Mobility	10%	10%	9%	10%
Other	20%	16%	25%	16%

Q4 FY2024 & FY2024

FOOTNOTES

(1) The presentation of the Consolidated Statements of Comprehensive Income has been changed to no longer separately disclose the net impairment gains/(losses) on financial assets on the face of the Consolidated Statements of Comprehensive Income, but include them within Selling, general and administrative expenses, on the basis that they are not material in any of the years presented.
(2) Restated to include the effect of revisions arising from provisional to final acquisition accounting for DEK and Mudbath.
(3) The presentation of the Consolidated Statement of Cash Flows has been changed to separately present the repayment of lease interest from the total repayments of lease liabilities.
(4) Represents working capital movement related to the GalaxE acquisition in respect of the settlement of change of control (CoC) bonuses payable to the GalaxE key employees on behalf of the seller.